FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company")
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta
T3K 2M4

Item 2: Date of Material Change

May 26, 2021

Item 3: News Release

The Company disseminated a news release through Newsfile Corp. on May 26, 2021 in respect of the material change and filed the news release on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

On May 26, 2021, the Company announced that it had closed its previously announced "bought deal" offering (the "Offering"), pursuant to which the Company issued an aggregate of 2,415,000 units of the Company (each, a "Unit") at a price of $9.60 per Unit, for aggregate gross proceeds of $23,184,000 including the full exercise of the over- allotment option granted to the Underwriters (as defined in the news release attached hereto as Schedule "A").

Item 5.1: Full Description of Material Change

Please see the news release attached hereto as Schedule "A" for a full description of the material change. The below discussion contains the disclosure required by Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101").

Following the announcement of the Offering, Mr. Rahim Kanji and Mr. Shimmy Posen, the Chief Financial Officer, and the Corporate Secretary of the Company, respectively (collectively, the "Participating Insiders") expressed an intention to participate in the Offering and acquire up to an aggregate of 105,000 Units pursuant to the Offering. Subsequently, the Participating Insiders participated in the Offering and acquired an aggregate of 105,000 Units pursuant to the Offering.

The participation of the Participating Insiders in the Offering constituted a "related party transaction", as such term is defined in MI 61-101, and MI 61-101 would have, in the normal course, required the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, the Company relied on exemptions from the formal valuation and the minority shareholder approval requirements of MI 61-101, available to the Company under Section 5.5(b) and Section 5.7(1)(a) of MI 61-101, respectively, in each case on the basis that the fair market value of the Participating Insiders' participation in the Offering did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

The terms of the Offering were reviewed and approved by the board of directors of the Company, a majority of whom are independent for purposes of applicable Canadian securities laws. The purpose and business reasons for the transaction is to raise sufficient capital for opening new retail cannabis store locations, completing strategic acquisitions, the repayment of debt, and general corporate and working capital purposes, as well as for such other purposes as to be described in the prospectus supplement dated May 22, 2021 to the short form prospectus of the Company dated April 22, 2021 prepared and filed by the Company in connection with the Offering. The effect of the Offering on the Company's business and affairs is that the Company has secured funds to be used for the aforementioned purposes.

After reasonable enquiry, the Company is not aware of any "prior valuation" (as defined in MI 61‐101) that has been made in the 24 months prior to the date hereof and that relates to the subject matter of or is otherwise relevant to the proposed participation of the Participating Insiders, in the Offering.

The Company did not file a material change report more than 21 days before the closing of the Offering (the "Closing Date") disclosing the proposed participation by the Participating Insiders due to the limited time between the launch date of the Offering and the Closing Date. The Company closed the Offering on an expedited basis for sound business reasons, in order to capitalize on the current, strong market demand for the securities of the Company.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

High Tide Inc.

Raj Grover
Chief Executive Officer
Tel: (403) 770-9435
Email: raj@hightideinc.com

Item 9: Date of Report

June 3, 2021.

SCHEDULE "A"

(See attached.)

High Tide Announces Closing of $23 Million Bought Deal Equity Financing, Including Exercise in Full of Over-Allotment Option

Calgary, Alberta--(Newsfile Corp. - May 26, 2021) - High Tide Inc. (TSXV: HITI) (OTCQB: HITID) (FSE: 2LYA) ("High Tide" or the "Company") a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce the closing of its previously announced "bought deal" offering (the "Offering") of units of the Company (the "Units"), including the exercise in full of the underwriters' over-allotment option. The Offering was led by ATB Capital Markets Inc. and Echelon Wealth Partners Inc., together with Beacon Securities Limited, Desjardins Securities Inc. and Roth Canada, ULC (collectively, the "Underwriters"), and A.G.P./Alliance Global Partners, as a United States placement sub agent.

In connection with the Offering, the Company issued an aggregate of 2,415,000 Units at a price of $9.60 per Unit, for aggregate gross proceeds of $23,184,000. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one Common Share of the Company for a period of 36 months from closing of the Offering at an exercise price of $12.25 per Warrant, subject to an accelerated expiry if the ten trading day volume-weighted average price of the Common Shares on the TSX Venture Exchange (the "TSXV") is equal to or greater than $19.20 per Common Share.

The TSXV has conditionally approved the listing of (i) the Common Shares and (ii) the Common Shares issuable upon the exercise of: (A) the Warrants, (B) the broker warrants issued to the Underwriters, and (C) the Warrants comprising the Units underlying such broker warrants. Listing will be subject to the Company fulfilling all the listing requirements of the TSXV.

The net proceeds of the Offering will be used for opening new retail cannabis store locations, completing strategic acquisitions, the repayment of debt, general corporate and working capital purposes.

Garfinkle Biderman LLP acted as legal advisors to the Company in connection with the Offering. Stikeman Elliott LLP acted as legal advisors to the Underwriters in connection with the Offering.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities, in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

Related Party Transaction

Mr. Rahim Kanji and Mr. Shimmy Posen, the Chief Financial Officer and Corporate Secretary of the Company, respectively (collectively, the "Participating Insiders") participated in the Offering and acquired an aggregate of 105,000 Units pursuant to the Offering. The participation of the Participating Insiders in the Offering constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101") and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the Offering, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the Participating Insiders' participation in the Offering does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the closing date of the Offering (the "Closing Date") due to the limited time between the launch date of the Offering and the Closing Date.

ABOUT HIGH TIDE INC.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,[1] with 85 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com, FABCBD.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (NASDAQ: TLRY) and Aurora Cannabis Inc. (NYSE: ACB) (TSX: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to (i) the anticipated use of proceeds, and (ii) the receipt of regulatory approvals, including the approval of the TSXV. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, High Tide's inability to obtain the required regulatory approvals to complete the Offering on the proposed terms and timeline; risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements, including, but not limited to, the assumption that: (i) High Tide's financial condition and development plans do not change as a result of unforeseen events, (ii) there will continue to be a demand and market opportunity for High Tide's product offerings, (iii) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities, (iv) the Company will receive all necessary approvals, including TSXV approval, and (v) High Tide will use the use of proceeds for the purposes set out above. Although considered reasonable by management of High Tide at the time of preparation, these assumptions may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward- looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide's future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of newinformation, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

MEDIA INQUIRIES

Omar Khan

Senior Vice President, Corporate and Public Affairs
High Tide Inc.

Tel. 1 (647) 985-4401

Email: omar@hightideinc.com

INVESTOR INQUIRIES

Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
Tel. 1 (403) 265-4207
Email: vahan@hightideinc.com

1 Adjusted EBITDA is a non-IFRS financial measure.

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/85334